Exhibit 9. Information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO:

- Name. **Augusto Macedo**
- Employment history. **See below**
- Post-secondary education. **See below**
- Whether employed by the Applicant/NRSRO full-time or part-time. **Mr. Macedo is employed full-time by Egan-Jones Ratings, the NRSRO.**

EMPLOYMENT HISTORY

Egan-Jones Ratings New York, NY and Haverford, PA *Designated Compliance Officer and Chief Risk Officer*	*January 2024 – Present*
Asset Management Compliance Consulting Solutions, LLC ("AMC Compliance") Washington, D.C. *Managing Principal*	*November 2015-December 2023*
Calvert Investments, Inc. & subsidiaries Bethesda, MD *Assistant Vice President, Assistant Secretary & Assistant General Counsel, Compliance*	*April 2005-September 2015*
Ameritas Life Insurance Corporation Washington, D.C. *2nd Vice President & Associate General Counsel*	*July 2000-April 2005*
United States Securities and Exchange Commission Washington, D.C. & Atlanta, GA	*July 1990-July 2000*
Special Counsel	*1998-2000*
Branch Chief	*1994-1997*
Senior Counsel	*1993-1994*
Staff Attorney	*1990-1993*

EDUCATION

Texas Southern University Thurgood Marshall School of Law	May 1990

- Doctor of Jurisprudence ("J.D.")

Tennessee State University	May 1986

- Bachelor of Science, Political Science